

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Mr. David Grossman
Chief Executive Officer
XTL Biopharmaceuticals Ltd.
85 Medinat Hayehudim St. Herziliya
Pituach, PO Box 4033
Herzliya 46140, Israel

> **Re: XTL Biopharmaceuticals Ltd.**
> **Form 20-F filed June 30, 2010**
> **File No. 000-51310**

Dear Mr. Grossman:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Intellectual Property and Patent
DOS, page 27

1. Please disclose the jurisdiction(s) where you have obtained, or your licensor has obtained, patent protection with respect to DOS. Similar information should also be provided with respect to your pending patent applications.

Material Contracts, page 74

2. We note your discussion of the VivoQuest and Presidio agreements omits a discussion of the duration of the agreements, termination provisions, or a range of royalty payments that may be due or payable, as may be applicable. Please disclose all of the material terms of these agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: XTL Biopharmaceuticals, Inc.
    c/o Corporation Trust Company
    1209 N. Orange Street
    Wilmington, Delaware 19801